April 23, 2026

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Greenland Energy Company

Registration Statement on Form S-1

Filed April 17, 2026 (File No. 333-294995), as amended

Ladies and Gentlemen,

In accordance with Rule 461 of Regulation C of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement, so that it will become effective on April 27, 2026, at 5:00 p.m., Eastern Time, or as soon as thereafter as practicable, or at such later time as Greenland Energy Company (the “Company”) or its counsel may request via telephone call to the Staff. Please contact Michael J. Blankenship of Winston & Strawn LLP, counsel to the Company, at (713) 651-2678 to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Greenland Energy Company

By:	/s/ Robert B. Price
Name:	Robert B. Price
Title:	Chief Executive Officer

cc: Michael J. Blankenship